FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of October, 2003

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)


                                Mineria No. #145
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                        ICA CALLS SHAREHOLDERS' MEETING
                          TO CONSIDER CAPITAL INCREASE
                          ----------------------------


Mexico City, October 31, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today that its Board of Directors has authorized the calling of a Shareholders' Meeting to consider a capital increase as part of ICA's on-going restructuring efforts and refinancing strategy.

ICA's Board of Directors and Audit Committee, which met yesterday, considered the restructuring program and the refinancing strategy that has been undertaken. Based on its analysis, the Board authorized the calling of a Shareholders' Meeting as promptly as practicable, which we expect to be held on November 17, 2003.

The purpose of the Shareholders' Meeting will be to review ICA's financial plans and to decide whether to approve a capital increase that would, by means of a cash subscription, increase shareholders' equity, initially through a rights offering to shareholders of two common shares for each outstanding common share at a subscription price of Ps.2.00 per share. The rights offering, if approved at the Shareholders' Meeting, would result in a capital increase of Ps.2.486 billion through the issuance of 1,243,122,866 shares, which would be in addition to ICA's 621,561,433 outstanding shares.

In connection with the proposed rights offering, ICA has entered into a Collaboration Agreement for the Subscription of Shares (the "Agreement") with Inversora Bursatil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa ("Inbursa"). The Agreement provides that if shareholders do not exercise their preemptive rights for the total number of new shares, Inbursa will be obligated, if requested by ICA, to subscribe for up to 250 million shares not otherwise subscribed, equivalent to Ps.500 million, and to use its best efforts - but not be obligated -- to subscribe for up to an additional 500 million shares, equivalent to Ps.1 billion, at the same price of Ps.2.00 per new share that will be proposed to the Shareholders' Meeting. Inbursa's obligations are subject to certain conditions, including that ICA's Chairman and CEO, Bernardo Quintana, subscribe for at least 75 million shares at the Ps.2.00 per share price. Subscription for the new shares under the rights offering would not be conditioned on the subscription by Inbursa of shares under the Agreement.

The rights offering, if approved by the Shareholders' Meeting, will be available only to holders of common shares in Mexico, and subscription will require certification of non-United States beneficial ownership of the shares.

The proceeds of the capital increase, if approved, would be used for general corporate purposes.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx

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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2003


                                          Empresas ICA Sociedad Controladora,
                                           S.A. de C.V.

                                           /s/ JOSE LUIS GUERRERO
                                           ----------------------------------
                                           Name: Dr. Jose Luis Guerrero
                                           Title: Vice President, Finance